GREATER ASIA REALTY HOLDINGS, LTD.
                            C/O MR. TAY CHONG WENG
                              M-3-19 PLAZA DAMAS
                              SRI HARTAMAS, 50480
                            KUALA LUMPUR, MALAYSIA
                        TELEPHONE/FAX: +(603) 2178-4947


                                 January 8, 2008

VIA EDGAR TRANSMISSION

Mail Stop 4561

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ms. Linda van Doorn
            Senior Assistant Chief Accountant

Re:    Greater Asia Realty Holdings, Ltd. (the "Company")
       Registration Statement on Form SB-2
       File No. 333-147768
       Filed December 3, 2007

Dear Ms. Van Doorn:

This letter is in response to your comment letter of December 11, 2007, concerning our SB-2 Registration Statement. For your convenience, your comment has been reproduced below, followed by our response to such comment.

General

   1. We note that the most recent audited balance sheet included in your filing is dated May 31, 2007. Pursuant to Item 3-01(a) of Regulation S-X, if a registrant has been in existence for less than one fiscal year, the registrant must file an audited balance sheet as of a date within 135 of the date of filing the registration statement. Please revise to include an updated audited balance sheet meeting these criteria.

Response: We respectfully note the Staff's comment. We have revised the prospectus with updated audited financial statements for the period from January 30, 2007 (date of inception) to December 31, 2007. In addition, amendment # 1 to our SB-2 has been filed on EDGAR, on the date of this letter, to disclose the revision.

Thank you for your assistance in our compliance with the applicable disclosure requirements.

                                 Respectfully yours,

                                 Greater Asia Realty Holdings, Ltd.


                                 By:  /S/ TAY CHONG WENG
                                 ----------------------------------------
                                 Tay Chong Weng, President & Director


cc:   Law Offices of Gary L. Blum, Esq.